UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13-a16 or 15d-16 under the Securities Exchange Act of 1934
For the month of January, 2008
AMERICAN GOLDRUSH CORPORATION
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(Registrant’s Name)

1155 West Pender, Suite 708
Vancouver, British Columbia V6E 2P4
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(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Assignment of Property Option Agreement

On January 29, 2008, American Goldrush Corp. (the “Registrant”) entered into an Assignment and Assumption Agreement (the “Agreement”) with Patriot Gold Corp., a Nevada corporation (“Patriot”). Pursuant to the Agreement, the Registrant assigned all of its rights, title, and interest in the exclusive option the Registrant acquired pursuant to the Property Option Agreement, dated July 14, 2006, by and between the Registrant and James Sorrell (the “Property Agreement”).

Simultaneous with the execution and delivery of the Agreement, Patriot paid the Registrant US$200,000, which amount represents the full payment and satisfaction for the assignment by the Registrant to Patriotof the Property Agreement and all rights and obligations with respect thereto. Included in the assignment were, without limitation, all sums incurred by the Registrant in connection with the PropertyAgreement, specifically (i) the refunding of the reclamation bond previously paid by the Registrant to the Forest Service in Arizona in the amount of USD $17,000; (ii) the USD $171,097of expenditures incurred by the Registrant prior to the Agreement; (iii) the $85,000paid to James Sorrellpursuant to the Property Agreement; and (iv) the $8,500paid to Fred Brost pursuant to the Finder’s Fee Agreement.

For all the provisions of the Assignment and Assumption Agreement, reference is hereby made to such agreement annexed hereto as Exhibits 10.4. For all the terms and provisions of the Property Agreement, reference is hereby made to such agreement, annexed as Exhibit 10.1 to the Form 6-K filed by the Registrant with the Securities and Exchange Commission (the “SEC”) on July 14, 2006. All statements made herein concerning the foregoing documents are qualified by references to said exhibits.

Assignment of Finder's Fee Agreement

On January 29, 2008, and in connection with the Agreement described above, the Registrant entered into an Assignment Agreement (the “Assignment”) with Patriot whereby the Registrant assigned to Patriot all of its rights and obligations owed to Fred B. Brost pursuant to the Finder’s Fee Agreement for the Margarita Gold Property.

For all the provisions of the Assignment Agreement, reference is hereby made to such agreement annexed hereto as Exhibits 10.5. For all the terms and provisions of the Finder’s Fee Agreement for the Margarita Gold Property, reference is hereby made to such agreement, annexed as Exhibit 10.2 to the Form 6-K filed by the Registrant with the SEC on July 14, 2006. All statements made herein concerning the foregoing documents are qualified by references to said exhibits.

Exhibits

10.4    Assignment and Assumption Agreement, dated January 29, 2008, by and between American Goldrush Corp. and Patriot Gold Corp.

10.5    Assignment Agreement, dated January 29, 2008, by and between American Goldrush Corp. and Patriot Gold Corp.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AMERICAN GOLDRUSH CORPORATION
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By: /s/ Andrew Gourlay
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Name:	Andrew Gourlay

Title:	President, Chief Executive Officer, Chief Operating Officer, Secretary and Chairman
Date:	January 29, 2008